Exhibit 99.1

Perion Launches SORT™, a Moonshot Privacy-First Solution that Proves Cookieless
Technology Can Outperform Alternatives

Results overwhelmingly exceeded cookie performance; awarded with Neutronian’s Cookieless
Certification, the proprietary, patent pending technology is the first technological outcome of Perion’s HUB.

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SORT™
privacy-first
cookieless targeting

TEL AVIV & NEW YORK – October 20, 2021 – Perion Network Ltd. (Nasdaq: PERI), a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today announced a pivotal innovation which proves cookieless advertising can exceed the performance results of campaigns that are marked by pixel-invading privacy. Recognizing the reality of new and emerging privacy regulations and guidelines, Perion’s data scientists developed a proprietary AI technology that identify “common ground” traits that drive predictable and scalable target audience results across all devices, based on a variety of real time data signals, on the fly, all without the use of cookies.

SORT, or Smart Optimization of Responsive Traits, is a technology outcome of Perion’s investment in its “Intelligent HUB” – a platform for pulling in signals across all advertising channels and optimizing traffic at scale, yielding superior engagement metrics and KPIs.

SORT is being initially offered by Undertone, a Perion company and the leader in data-driven, intelligent high impact campaigns. The multi-dimensional targeting technology – which has been validated across multiple campaigns including Colorado Tourism and Owl Labs – identifies otherwise unrecognized similarities between users, and creates different groups – which is the “Responsive Traits” component of the platform. These groupings are not static, but fluid. Users continually move between them, and SORT’s engine delivers them advertising that merges their interests with publisher context, daypart, geography and of other data points that are determined by various internal and external signals. Advertisers will have the ability to display a SORT Signal to highlight to consumers that they are protecting their privacy.

SORT will become part of Perion’s unique iHub, where it will ensure that advertising campaigns are optimized towards a brand’s most response-ready consumers with the most relevant messaging.

“Perion continues to innovate across all units and this market responsive, hyper-effective solution is just one example of the groundbreaking work our Engineering teams are capable of,” said Doron Gerstel, CEO at Perion. “Built for targeting across all screens, devices and formats, the proprietary and certified technology takes a privacy-first approach, all while delivering powerful results.”

To demonstrate its commitment to independent assessment and analysis, Perion invited Neutronian, a pioneer of independent data quality certification, to review its solution and results. After a comprehensive audit process, Perion has been awarded with Neutronian’s Cookieless Certification for its SORT technology. Neutronian reviewed not only the solution itself, but also preliminary campaign performance test data, which showed positive indicators that SORT can outperform traditional cookie-based targeting and will conduct additional performance testing during ongoing certification monitoring.

“As the advertising ecosystem prepares for the deprecation of third-party cookies, marketers are looking for targeting alternatives,” said Timur Yarnall, CEO and Co-Founder of Neutronian. “SORT provides a scalable, cookieless targeting solution and results from initial client tests showed performance on par with or better than third-party cookie-based targeting options. Based on our review of Perion’s SORT technology, methodology and performance testing, we found this offering to provide a strong option for cookieless targeting.”

“Perion’s SORT technology perfectly achieved our need for a solution that protects user privacy, while maintaining relevancy and performance,” said Mark Duffy, Senior Advertising Manager at Owl Labs. “In the tests that were conducted, we saw this new technology overwhelmingly exceeded third-party cookies’, across all of our main KPI’s.”

“True innovation resolves tensions that seem irreconcilable, in this case privacy and effectiveness. Our SORT technology does just that – addressing the industry’s heightened demand to protect the privacy of consumers, while still executing effective and strategic campaigns,” said Dan Aks, president at Undertone. “Our new solution uncovers data that no other offering can, identifying the unidentifiable and providing unique insights that will be able to fuel current and future campaigns.”

For more information on SORT, visit https://perion.com/solutions/cookieless-targeting

About Perion

Perion (Nasdaq:PERI) is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About Undertone

Undertone creates memorable ad experiences by thoughtfully orchestrating solutions across video, advanced TV, rich media, and social, to drive unmatched brand lift and audience engagement on virtually every screen, and every device. Their award-winning creative team uses the company’s 20 years of experience, and billions of impressions worth of data to intelligently craft campaigns that can drive full-funnel KPIs while making meaningful connections with the 200MM+ unique users they can reach every month. Undertone brings the art and science of advertising together to intelligently craft campaigns that uplift consumers, brands, and publishers alike. Visit undertone.com to learn more.

About Neutronian

Neutronian is a SaaS platform company providing the industry’s most comprehensive independent data quality certification. Offering a quality and compliance “bond rating” of MarTech data, Neutronian brings much-needed clarity and trust to the marketing ecosystem. Our comprehensive definition of data quality includes more than just performance and accuracy – it includes everything that a marketer or brand needs to know about a dataset before using it and provides the transparency they need to make data-driven marketing decisions. Neutronian certification also helps high-quality, privacy-compliant data providers shorten their sales cycles and increase trust with their customers. For more information, please visit neutronian.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.